TEXAS JACK OIL & GAS CORPORATION
15 Belfort
Newport Coast, California 92657

May 30, 2014

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Attention:  PJ Hamidi and Laura Nicholson.

Re: Texas Jack Oil and Gas Corporation (“Registrant”)
Amendment No. 4 to Registration Statement on Form S-1
Filed May 29, 2014
File No. 333-193599

To Whom It May Concern:

The Registrant hereby files its Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”).  The Amendment No. 4 has been revised in accordance with the Commission’s May 27, 2014 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 4 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1. Please update your financial statements and related information. Refer to Rule 8-08 of Regulation S-X.

In response to your comment we have updated the financial statements and disclosure.

2. We note your response to our prior comment 2. Please tell us why your revised disclosure on your prospectus cover page does not reference sales by selling shareholders at prevailing market prices once the shares are quoted on the OTCBB. In that regard, we note that you had included such reference in Amendment No. 1, and that you include such reference at page 19 of this amendment.

In response to your comment we have revised the disclosure on the prospectus cover page and throughout the disclosure to reference sales by selling shareholders at prevailing market prices once the shares are quoted on the OTCBB.

The Offering, page 9

3. We note your disclosure at page 10 with respect to the “Termination of the Offering.” Such disclosure is not consistent with the disclosure on your prospectus cover page regarding the duration of the primary offering. In that regard, your disclosure at page 10 appears to apply to your secondary offering. Refer to Securities Act Rule 415(a)(2). Please revise your disclosure at page 10.

In response to your comment we have revised the disclosure on the page 10.